SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Station Casinos LLC

(Name of Issuer)

Voting Units

(Title of Class of Securities)

(CUSIP Number)

Frank J. Fertitta III

1505 South Pavilion Center Drive

Las Vegas, Nevada 89135

(702) 495-3000

with a copy to:

Kenneth J. Baronsky, Esq.

Deborah J. Conrad, Esq.

Milbank, Tweed, Hadley & McCloy LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, California 90017

(213) 892-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

(1)	Name of Reporting Person Red Rock Resorts, Inc.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds OO (See Item 3)

(5)	Check box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 100

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 100

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 100

(12)	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 100%

(14)	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Reporting Person’s (as defined in Item 2 below) beneficial ownership interest in the voting units (the “Voting Units”) of Station Casinos LLC, a Nevada limited liability company (the “Issuer”). The principal executive offices of the Issuer are located at 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

Item 2. Identity and Background

(a)  This Schedule 13D is being filed by Red Rock Resorts, Inc. (“RRR”) in its capacity as the record owner of the Issuer’s Voting Units as set forth herein (the “Reporting Person”).

In connection with the closing of RRR’s initial public offering (the “IPO”) of RRR’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), RRR effected certain reorganization transactions and Station Voteco LLC, the previous registered owner of the Voting Units (“Voteco”), assigned 100% of the Issuer’s Voting Units to RRR for no consideration.

As of the date of this statement, RRR is the record owner of 100 Voting Units.

(b)  The business address of the Reporting Person is 1505 South Pavilion Center Drive, Las Vegas, Nevada 89135.

(c)  Not applicable.

(d)  The Reporting Person has not been convicted in a criminal proceeding during the last five years.

(e) The Reporting Person has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) RRR is organized under the laws of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

On May 2, 2016, in connection with the consummation of the IPO of RRR, RRR acquired 100% of the Issuer’s Voting Units from Voteco.  The Voting Units were acquired in connection with the restructuring transactions in anticipation of the IPO and no cash consideration was paid.

Item 4. Purpose of Transaction

On May 2, 2016, in connection with the IPO, Voteco assigned 100% of the Issuer’s Voting Units to RRR.

The Reporting Person has no current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

SCHEDULE 13D

CUSIP No.

Item 5. Interest in Securities of the Issuer

(a) and (b) RRR owns 100 Voting Units, which represents 100% of the Voting Units of the Issuer.  The response to Item 6 is incorporated herein by reference.

(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Voting Units during the past 60 days by the Reporting Person.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Voting Units owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3 and 4 are incorporated herein by reference.

Pursuant to the Issuer Operating Agreement, the Voting Units of the Issuer may only be transferred with approval by the Managing Member of the Issuer and the receipt of any required Gaming Licenses (as defined therein).  This summary of the Issuer Operating Agreement does not purport to be complete and is qualified in its entirety by reference to the Issuer Operating Agreement, which is attached hereto as Exhibit 3 and incorporated by reference in its entirety into this Item 6.

Except as set forth above and as described in Items 3 and 4, neither the Reporting Person nor any other person disclosed in Item 2 has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 1:

Second Amended and Restated Limited Liability Company Agreement of Station Casinos LLC, by and among the Issuer and its Members (as defined therein) (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 000-54193) filed with the Securities and Exchange Commission on May 2, 2016).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2016

Red Rock Resorts, Inc.

By:	/s/ Matthew L. Heinhold
	Name:	Matthew L. Heinhold
	Title:	Senior Vice President, General Counsel and Secretary